Exhibit 99.1

AMERICA-ASIA DIABETES RESEARCH FOUNDATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31	December 31	December 31,
	2017	2016	2015
CURRENT ASSETS
Cash and cash equivalents	$138,431	$325,406	$2,792,374
Short-term investment - time deposits	-	-	81,444
Accounts receivable, net	139,605	132,988	1,167
Accounts receivables - related parties	345,183	586,196	-
Other receivables, net	189,124	208,636	39,927
Other receivables - related party	-	-	318,493
Inventories, net	192,128	155,590	295,211
Advance to vendors	42,484	117,181	256,329
Prepaid and other current assets	1,060	21,115	89,627
TOTAL CURRENT ASSETS	1,048,015	1,547,112	3,874,572

PROPERTY AND EQUIPMENT, NET PROPERTY AND EQUIPMENT, NET	247,053	315,110	558,741

OTHER ASSETS
Intangible assets, net	7,859,376	8,606,942	39,936
Investment in unconsolidated subsidiary, net at cost	-	-	46,230
Deposits	21,733	26,920	127,045
TOTAL OTHER ASSETS	7,881,109	8,633,862	213,211

TOTAL ASSETS	$9,176,176	$10,496,084	$4,646,524

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES
Short term loan - bank	$-	$575,972	$770,500
Short term loans - other	-	4,319,790	4,623,000
Accounts payable	9,996	28,330	13,598
Other payables and accrued liabilities	1,348,278	4,904,854	546,393
Other payables - related parties	352,502	4,429,354	397,316
Customer deposits	559,946	635,455	2,246,066
Investment payable	-	18,888,317	19,755,188
TOTAL CURRENT LIABILITIES	2,270,722	33,782,072	28,352,061

OTHER LIABILITIES
Deferred rent liabilities	-	-	129,413

TOTAL LIABILITIES	2,270,722	33,782,072	28,481,474

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIENCY)
Common stock, $1.00 par value, 1,000,000 shares authorized, 29,976, 14,078, and 10,000 shares issued and outstanding as of December 31, 2017, 2016 and 2015, respectively	29,976	14,078	10,000
Additional paid-in-capital	41,436,177	4,364,510	-
Statutory reserves	-	-	-
Accumulated deficit	(36,694,241)	(31,352,404)	(26,038,243)
Accumulated other comprehensive income	3,057,609	4,223,834	2,616,499
TOTAL AMERICA-ASIA DIABETES RESEARCH FOUNDATION EQUITY (DEFICIENCY)	7,829,521	(22,749,982)	(23,411,744)

NONCONTROLLING INTEREST	(924,067)	(536,006)	(423,206)

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	6,905,454	(23,285,988)	(23,834,950)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$9,176,176	$10,496,084	$4,646,524